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                                                                     Exhibit 2.1

                         UNITED STATES BANKRUPTCY COURT
                             DISTRICT OF CONNECTICUT

In re                                :        Chapter 11
                                     :
BIO-PLEXUS, INC.,                    :        Case No. 01-21079 RLK
                                     :
                           Debtor.   :
                                     :

                         DEBTOR'S PLAN OF REORGANIZATION

         Bio-Plexus, Inc., proposes the following plan of reorganization pursuant to Bankruptcy Code section 1121.

                                    ARTICLE I
                                   DEFINITIONS

         A. As used in this Plan, the following terms (which appear in this Plan as capitalized terms) shall have the meanings specified below:

         1. "ADMINISTRATIVE CLAIM" means any Claim for an administrative expense of the kind described in Bankruptcy Code section 503(b), including, without limitation, any actual and necessary costs and expenses of preserving the Debtor's estate incurred after the commencement of the Case and prior to confirmation of this Plan, any actual and necessary costs of operating the Debtor's business after the commencement of the Case and prior to confirmation of this Plan, any indebtedness or obligations incurred by the Debtor in connection with the operation of its business or for the acquisition or lease of property or the rendition of services after the commencement of the Case and prior to confirmation of this Plan, any fees and expenses allowed under Bankruptcy Code

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sections 330 and 331, and any fees due to the Office of the United States
Trustee under 28 U.S.C. Section 1930(a)(6).

         2. "ALLOWED CLAIM" means (a) any Claim to the extent it has not been withdrawn, paid in full or otherwise deemed satisfied in full and proof of which has been filed on or before the date designated by the Bankruptcy Court for filing proofs of claim (or, if not filed by such date, filed by such other date as the Bankruptcy Court orders), or, if no proof of claim is filed, any Claim that has been or hereafter is listed by the Debtor on its Schedules as liquidated in amount, not disputed and not contingent and, in all cases, a Claim as to which no objection has been filed, or as to which an objection has been filed and such Claim has been allowed in whole or in part by a Final Order, but only to the extent allowed by such Final Order, and (b) any Claim allowed pursuant to this Plan.

         3. "ALLOWED INTEREST" means any Interest in the Debtor (exclusive of any shares of stock representing such Interest held in treasury) either (i) not timely objected to or (ii) allowed (but only to the extent allowed) by a Final Order.

         4. "ALLOWED PRIORITY CLAIM" means any Claim entitled to priority under Bankruptcy Code sections 507(a)(3), (4), (5), (6), (7) or (9) to the extent it is an Allowed Claim.

         5. "ALLOWED SECURED CLAIM" means that portion of a Claim that is secured by a valid perfected lien on property of the Debtor, to the extent of the value of the interest of the holder of such Claim in such property of the Debtor, as determined by agreement between the Debtor and the holder of such Claim (with the prior written consent of Appaloosa) or by the Bankruptcy Court by a Final Order under Bankruptcy Code section 506, to the extent that it is an Allowed Claim.


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         6. "ALLOWED TAX CLAIM" means a Claim for any Tax entitled to priority under Bankruptcy Code section 507(a)(8) to the extent it is an Allowed Claim.

         7. "ALLOWED UNSECURED CLAIM" means an Allowed Claim that is not an Allowed Secured Claim, Administrative Claim, Tax Claim, or Priority Claim.

         8. "APPALOOSA" means, collectively, Appaloosa Management, L.P., a ___________ limited partnership, Appaloosa Investment Limited Partnership I, Palomino Fund Ltd. and Tersk LLC.

         9. "APPALOOSA WARRANTS" means warrants to purchase 1,314,060 shares of New Common Stock having an exercise price equal to the Conversion Price, to be issued to Appaloosa on the Effective Date as more particularly described in
Article V, P. B of this Plan, and issued pursuant to the New Warrant Agreement.

         10. "APPLICABLE RATE" means (a) the Legal Rate of interest or (b) where a contract between the Debtor and a Creditor specifies an interest rate, such contract rate.

         11. "BANKRUPTCY CODE" means title 11 of the United States Code, as in effect on the Petition Date.

         12. "BANKRUPTCY COURT" means the United States Bankruptcy Court for the District of Connecticut, Hartford Division or any other court having jurisdiction over this case.

         13. "BANKRUPTCY RULES" means the Federal Rules of Bankruptcy Procedure, the Local Rules of Civil Procedure of the United States District Court for the District of Connecticut, the Local Rules of Bankruptcy Procedure for the United States Bankruptcy Court for the District of


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Connecticut, and any standing orders of the Bankruptcy Court, each of the foregoing as in effect on the Petition Date.

         14. "BUSINESS DAY" means any day other than a Saturday, a Sunday or a legal holiday (as that term is defined in Bankruptcy Rule 9006(a)).

         15. "CASE" means the chapter 11 case commenced by the Debtor on the Petition Date and pending before the Bankruptcy Court.

         16. "CASH" means currency of the United States of America and cash equivalents.

         17. "CLAIM" means (a) any right to payment or return of property from the Debtor, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, or (b) any right to an equitable remedy for breach of performance if such breach gives rise to a right of payment from the Debtor, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

         18. "CLASS" means each class of Allowed Claims or Interests established pursuant to Article III of this Plan.

         19. "CONFIRMATION DATE" means the date upon which the Confirmation Order is entered by the Bankruptcy Court.

         20. "CONFIRMATION ORDER" means the order of the Bankruptcy Court confirming this Plan pursuant to Bankruptcy Code section 1129.

         21.  "CONVERSION PRICE" means $2.283.


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         22. "CREDITOR" means an entity that has a Claim against (a) the Debtor that arose at the time of or before the Petition Date or (b) the Debtor's estate of a kind specified in Bankruptcy Code section 502(g), (h) or (i).

         23. "DEBTOR" means Bio-Plexus, Inc., a Connecticut corporation, as debtor and debtor-in-possession under the Bankruptcy Code.

         24. "DIP CLAIMS" means the Claims of Appaloosa under and/or in respect of the DIP Facility.

         25. "DIP FACILITY" means the debtor in possession financing facility for up to $300,000.00 to be provided by Appaloosa to the Debtor.

         26. "DISCLOSURE STATEMENT" means the Disclosure Statement For Plan of Reorganization approved by the Bankruptcy Court in connection with this Plan pursuant to Bankruptcy Code section 1125, and any exhibits or duly authorized amendments thereto.

         27. "DISPUTED CLAIM" means a Claim that is not an Allowed Claim. To the extent an objection relates to the allowance of only a part of a Claim, such Claim shall be a Disputed Claim only to the extent of the objection unless there is another basis to designate such Claim as a Disputed Claim.

         28. "EFFECTIVE DATE" means (a) the first Business Day after ten days have elapsed following the Confirmation Date (or such later date agreed to in writing between the Debtor and Appaloosa) provided no stay of the Confirmation Order is in effect or (b) if the Confirmation Order has been stayed by a court of competent jurisdiction, the first Business Day following the date on which such


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stay is no longer in effect; provided, however, that if on or prior to such date all conditions to the Effective Date set forth in Article IX of this Plan have not been satisfied or waived in accordance with the terms of section IX of this Plan, then the Effective Date shall be the first Business Day following the day on which all such conditions to the Effective Date have been satisfied or waived.

         29. "ENTITY" means a person (as defined in Bankruptcy Code section 101(41)), estate, trust, governmental unit (as defined in Bankruptcy Code section 101(27)), and the United States trustee.

         30. "FINAL ORDER" means an order, ruling, judgment or decree of the Bankruptcy Court which has not been reversed, stayed, modified or amended and as to which the time to appeal or to seek certiorari has expired and as to which no appeal or petition for certiorari or rehearing is pending or as to which any right to appeal or to seek certiorari or rehearing has been waived in writing in a manner satisfactory to the Debtor and Appaloosa.

         31. "INTEREST" means the equity interests in the Debtor, including, but not limited to, shares of common stock and shares of preferred stock of the Debtor and any rights, options, warrants, calls, subscriptions or other similar rights or agreements, commitments or outstanding securities obligating the Debtor to issue, transfer or sell any shares of capital stock of the Debtor.

         32. "LEGAL RATE" means the rate specified in 28 U.S.C.Section1961, effective as of the Confirmation Date.

         33. "NEW COMMON STOCK" means the shares of common stock of the Reorganized Debtor to be issued by the Reorganized Debtor pursuant to this Plan.


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         34. "NEW EQUITY INCENTIVE PLAN" shall have the meaning set forth in
Article V, P. H of this Plan.

         35. "NEW WARRANT AGREEMENT" means that certain warrant agreement governing the Appaloosa Warrants having terms and conditions acceptable to Appaloosa in its sole discretion, the form of which will be filed with the Bankruptcy Court no later than two (2) Business Days before the Confirmation Hearing.

         36. "OLD COMMON STOCK" means the Debtor's existing common stock.

         37. "OLD WARRANTS" means the Debtor's existing warrants, stock options and similar equity securities.

         38. "OTHER INTERESTS" shall mean all Interests other than Old Common Stock Interests, including Interests of holders of Old Warrants.

         39. "PERFORMANCE TARGETS" shall have the meaning set forth in Article V,P. C of this Plan.

         40.  "PETITION DATE" means April 4, 2001.

         41. "PLAN" means this Plan of Reorganization and any exhibits or duly authorized amendments hereto.

         42. "PRIVATE PLACEMENT" shall have the meaning set forth in Article V,P. B of this Plan.

         43. "PRIVATE PLACEMENT CONDITIONS" shall be (a) the Effective Date having occurred on or before June 30, 2001, and (2) there not having occurred any "material adverse change" in the development and launch of the Winged Set product. A "material adverse change" with respect to the Winged Set shall mean a material adverse development which would have the effect of


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materially delaying the commercial launch of the Winged Set beyond June 15,
2001, or a material development that could adversely affect the Debtor's ability to maintain the commercial viability of the Winged Set following launch. In all cases, determination of the materiality of such event will be in Appaloosa's sole reasonable discretion.

         44. "RECORD DATE" means the Confirmation Date.

         45. "RELEASEE" means, solely in their capacity as representatives of the Debtor, each of the Debtor's current and former officers, directors and employees.

         46. "REORGANIZED DEBTOR" means the Debtor on and after the Effective Date.

         47. "SCHEDULES" means the schedules of assets and liabilities and the statement of financial affairs, as may be amended, filed by the Debtor with the Bankruptcy Court pursuant to Bankruptcy Code section 521 and Bankruptcy Rule 1007.

         48. "TAX" means any tax, charge, fee, levy, impost or other assessment by any federal, state, local or foreign taxing authority, including, without limitation, income, excise, property, sales, transfer, employment, payroll, franchise, profits, license, use, ad valorem, estimated, severance, stamp, occupation and withholding tax. "Tax" shall include any interest or additions attributable to, imposed on or with respect to such assessments.

         49. "UNCLAIMED PROPERTY" means any Cash (together with any interest earned thereon) that is unclaimed within six months after such Cash is distributed, and shall include: (a) checks (and the funds represented thereby) that have been returned as undeliverable; (b) funds for checks that have


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not been paid or negotiated; and (c) checks (and the funds represented thereby)
that were not mailed or delivered because of the absence of a proper address to which to mail or deliver the same.

         B. Terms not defined herein which are defined in the Disclosure Statement shall have the meaning assigned to such term in the Disclosure Statement. A term used in this Plan that is not defined in this Plan or the Disclosure Statement but that is defined in the Bankruptcy Code or Bankruptcy Rules shall have the meaning assigned to that term in the Bankruptcy Code or the Bankruptcy Rules. Any references to "Winged Set" herein shall have the same meaning as defined in the Disclosure Statement.

                                   ARTICLE II
                  ADMINISTRATIVE CLAIMS AND ALLOWED TAX CLAIMS

         A. ADMINISTRATIVE CLAIMS. Administrative Claims are not classified under this Plan and have no right to accept or reject this Plan. Each Entity holding an Allowed Administrative Claim (other than the DIP Claims) shall be paid (1) in full in Cash on the later of (a) the Effective Date and (b) the date of the entry of a Final Order allowing and determining such Administrative Claim, or (2) on such other less favorable terms as may be agreed to by and among the Debtor, Appaloosa and such Entity; provided, however, that Administrative Claims representing liabilities incurred by the Debtor in the ordinary course of its business during the Case shall be paid by the Debtor in accordance with the terms and provisions of the particular transactions and agreements relating thereto.

         B. DIP CLAIMS OF APPALOOSA. In connection with the consummation of the Private Placement, all DIP Claims of Appaloosa, if any, shall be satisfied by means of a reduction of the


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purchase price to be paid by Appaloosa under the Private Placement equal to the aggregate amount of the DIP Claims. In the event that the Effective Date does not occur on or before June 30, 2001, at any time thereafter, Appaloosa may elect, in its sole and absolute discretion, to have all DIP Claims, if any, immediately paid by the Debtor or the Reorganized Debtor, as applicable, in full, in Cash. In the event that the Private Placement fails to be consummated as a result of (i) a failure to satisfy any of the Private Placement Conditions or (ii) the occurrence of any other event not directly caused by any act or omission of Appaloosa, then all obligations of the Debtor under the DIP Facility shall become immediately due and payable in full, in Cash by the Debtor or Reorganized Debtor, as applicable, to Appaloosa.

         C. ALLOWED TAX CLAIMS. Allowed Tax Claims are not classified under this Plan and have no right to accept or reject this Plan. Each Entity holding an Allowed Tax Claim shall receive, at the option of the Debtor (with the consent of Appaloosa), the following: (1) payment in full, including interest at the Applicable Rate, in Cash on the later of (a) the Effective Date of this Plan and
(b) the date of entry of a Final Order allowing and determining such Tax Claim,
(2) deferred Cash payments in quarterly installments over a period not exceeding six years after the date of assessment of such Tax Claim of a value, as of the Effective Date, equal to the amount of such Allowed Tax Claim, or (3) payment on such other less favorable terms as may be agreed to by and among the Debtor, Appaloosa and such Entity.

                                   ARTICLE III
                      DESIGNATION OF CLASSES OF CLAIMS AND
                     CLASSES OF INTERESTS AND SPECIFICATION
                         OF CLASSES OF CLAIMS OR CLASSES


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                      OF INTERESTS IMPAIRED UNDER THIS PLAN

         All Allowed Claims against the Debtor, of whatever nature, are hereby classified as follows:

         A. CLASS 1 - ALLOWED SECURED CLAIM OF VICTOR AND MARGARET DEMATTIA. Class 1 consists of the Allowed Secured Claim of Victor and Margaret DeMattia. This class is not impaired under and is not entitled to vote on this Plan.

         B. CLASS 2 - ALLOWED SECURED CLAIM OF SPAFFORD LEASING. Class 2 consists of the Allowed Secured Claim of Spafford Leasing. This class is not impaired under and is not entitled to vote on this Plan.

         C. CLASS 3 - ALLOWED PRIORITY CLAIMS UNDER BANKRUPTCY CODE SECTION 507(a)(3). Class 3 consists of any and all unpaid Allowed Priority Claims under Bankruptcy Code section 507(a)(3). This class is not impaired under and is not entitled to vote on this Plan.

         D. CLASS 4 - ALLOWED PRIORITY CLAIMS UNDER BANKRUPTCY CODE SECTION 507(a)(4). Class 4 consists of any and all unpaid Allowed Priority Claims under Bankruptcy Code section 507(a)(4). This class is not impaired under and is not entitled to vote on this Plan.

         E. CLASS 5 - ALLOWED SECURED CLAIM OF APPALOOSA. Class 5 consists of the Allowed Secured Claim of Appaloosa. This class is impaired under and is entitled to vote on this Plan.

         F. CLASS 6 - ALLOWED UNSECURED CLAIMS. Class 6 consists of all Allowed Unsecured Claims. This class is not impaired under and is not entitled to vote on this Plan. Under Bankruptcy Code section 1126(f), the holders of such Allowed Unsecured Claims are conclusively presumed to accept this Plan, and the acceptances of such holders will not be solicited.


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         G. CLASS 7 - ALLOWED INTERESTS OF HOLDERS OF OLD COMMON STOCK. Class 7
consists of all Allowed Interests of holders of Old Common Stock. This class is impaired under and is entitled to vote on this Plan.

         H. CLASS 8 - ALLOWED INTERESTS OF HOLDERS OF OTHER INTERESTS. Class 8 consists of Allowed Interests of holders of Other Interests. This class is impaired under this Plan and is deemed not to have accepted this Plan under Bankruptcy Code section 1126(g). With respect to Class 8 and any impaired Class that does not accept this Plan, the Debtor intends to seek confirmation of this Plan in accordance with section 1129(b) of the Bankruptcy Code notwithstanding such failure to accept.

                                   ARTICLE IV
                       TREATMENT OF CLASSES OF CLAIMS AND
                      CLASSES OF INTERESTS UNDER THIS PLAN

         In full satisfaction and discharge of all of the Claims against or Interests in the Debtor:

         A. CLASS 1 - ALLOWED SECURED CLAIM OF VICTOR AND MARGARET DEMATTIA. On the Effective Date, the Debtor shall cure any default with respect to the Allowed Secured Claim of Victor and Margaret DeMattia that occurred before or after the commencement of the Case, other than a default of a kind specified in Bankruptcy Code section 365(b)(2); the maturity of the Allowed Secured Claim of Victor and Margaret DeMattia shall be reinstated under Bankruptcy Code section 1124(2) as such maturity existed before any default; and the legal, equitable, or contractual rights to which the Allowed Secured Claim of Victor and Margaret DeMattia entitles Victor and Margaret DeMattia shall not otherwise be altered.


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         B. CLASS 2 - ALLOWED SECURED CLAIM OF SPAFFORD LEASING. On the
Effective Date, the Debtor shall cure any default under the Allowed Secured Claim of Spafford Leasing that occurred before or after the commencement of the Case, other than a default of a kind specified in Bankruptcy Code section 365(b)(2); the maturity of the Allowed Secured Claim of Spafford Leasing shall be reinstated under Bankruptcy Code section 1124(2) as such maturity existed before any default; and the legal, equitable, or contractual rights to which the Allowed Secured Claim of Spafford Leasing entitles Spafford Leasing shall not otherwise be altered.

         C. CLASS 3 - ALLOWED PRIORITY CLAIMS UNDER BANKRUPTCY CODE SECTION 507(a)(3). In full and complete satisfaction of its Claim, each Entity holding an Allowed Priority Claim under Bankruptcy Code section 507(a)(3) shall be paid
(1) in full, including interest thereon at the Applicable Rate, in Cash on the later of Effective Date and the date such Claim becomes an Allowed Claim or (2) on such other less favorable terms as may be agreed to by and among the Debtor, Appaloosa and such Entity.

         D. CLASS 4 - ALLOWED PRIORITY CLAIMS UNDER BANKRUPTCY CODE SECTION 507(a)(4). In full and complete satisfaction of its Claim, each Entity holding an Allowed Priority Claim under Bankruptcy Code section 507(a)(4) shall be paid
(1) in full, including interest thereon at the Applicable Rate, in Cash on the later of Effective Date and the date such Claim becomes an Allowed Claim or (2) on such other less favorable terms as may be agreed to by and among the Debtor, Appaloosa and such Entity.


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         E. CLASS 5 - ALLOWED SECURED CLAIM OF APPALOOSA. In full and complete satisfaction of its Claim (in addition to the treatment provided in the next succeeding paragraph), on the Effective Date, in exchange for its Allowed Secured Claim, Appaloosa shall receive (a) 8,501,224 shares of New Common Stock, which in all events shall represent 85% of the Reorganized Debtor's outstanding capital stock, subject to dilution for shares of New Common Stock issued under any new employee retention programs (including, without limitation, the New Equity Incentive Plan) and in respect of the Private Placement and the Appaloosa Warrants, (b) the Appaloosa Warrants, and (c) the right to participate in the Private Placement in accordance with Article V, P. B of this Plan. The Confirmation Order shall provide for the expungement of all the liens of Appaloosa upon, and subject to the occurrence of, the Effective Date and the delivery to Appaloosa of the shares of New Common Stock, Appaloosa Warrants and Cash in an amount necessary to reimburse Appaloosa for its expenses in such amounts and to the extent provided under this Plan.

         In addition, on the Effective Date, the Reorganized Debtor will pay, in Cash, the reasonable expenses of Appaloosa incurred in connection with the restructuring of the Debtor and negotiating the terms of this Plan and any and all related documents, including the reasonable fees, expenses and disbursements owed by Appaloosa to its legal advisor, Fried, Frank, Harris, Shriver & Jacobson, and on and after the Effective Date, the Reorganized Debtor will pay on a monthly basis upon written request by Appaloosa all such unpaid expenses of Appaloosa incurred in connection with any of the transactions contemplated under this Plan, including, without limitation, the Private Placement.


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         The aggregate Secured Claims of Appaloosa in Class 5 relate to certain of the Debtor's obligations under that certain Convertible Note Purchase Agreement, dated as of April 28, 2000 (the "Convertible Note Purchase Agreement"), shall be deemed Allowed pursuant to this Plan in the aggregate amount of $19,169,153.60, plus interest in accordance with the terms of the Convertible Note Purchase Agreement between the Debtor and Appaloosa after April 3, 2001 until and including the Petition Date.

         F. CLASS 6 - ALLOWED UNSECURED CLAIMS. In full and complete satisfaction of its Claim, each Entity holding an Allowed Unsecured Claim shall be paid (1) in full, including interest thereon at the Applicable Rate, in Cash on the later of Effective Date and the date such Claim becomes an Allowed Claim or (2) on such other less favorable terms as may be agreed to by and among the Debtor, Appaloosa and such Entity.

         G. CLASS 7 - ALLOWED INTERESTS OF HOLDERS OF OLD COMMON STOCK. In full and complete satisfaction of its Old Common Stock Interest, on the Effective Date, each holder of Old Common Stock shall receive their pro rata share of 1,500,216 shares of the New Common Stock, which shall equal 15% of the Reorganized Debtor's capital stock subject to dilution for shares of New Common Stock issued under any new employee retention programs (including, without limitation, the New Equity Incentive Plan) and in respect of the Private Placement and the Appaloosa Warrants. Each holder of Old Common Stock shall receive one share of New Common Stock in exchange for every ten (10) shares of Old Common Stock held by such holder.


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         H. CLASS 8 - ALLOWED INTERESTS OF HOLDERS OF OTHER INTERESTS. On the
Effective Date, all Other Interests, including any outstanding Old Common Warrants, will be canceled and deemed extinguished. Holders of Other Interests shall receive no distributions under this Plan.

                                    ARTICLE V
                        MEANS FOR EXECUTION OF THIS PLAN

         A. DISTRIBUTIONS. The Reorganized Debtor shall make all distributions required by this Plan. All costs and expenses in connection with such distributions shall be borne by the Reorganized Debtor. At the option of the Reorganized Debtor, distributions may be made in Cash, by wire transfer or by a check drawn on a domestic bank. Whenever payment of a fraction of a cent would otherwise be called for, the actual payment shall reflect a rounding of such fraction down to the nearest whole cent.

         Pursuant to Bankruptcy Code section 347, except as otherwise provided herein, in the event and at such time as any distribution under this Plan becomes Unclaimed Property, the Entity to which such distribution was to have been made shall forfeit all rights thereto, and to any and all future payments, and thereafter the Claim in respect of which such distribution was to have been made shall be treated as disallowed. Such Unclaimed Property shall become the property of the Reorganized Debtor.

         B. APPALOOSA PRIVATE PLACEMENT. Immediately following the Effective Date, the Reorganized Debtor shall issue to Appaloosa 1,314,060 shares of New Common Stock pursuant to a private placement (the "Private Placement") for a purchase price of $3 million (i.e., 1,314,060 shares multiplied by the Conversion Price). The Private Placement shall be subject to definitive


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documentation containing terms and conditions customary for similar private placement transactions as well as any and all other terms and conditions acceptable to Appaloosa in its sole discretion. In the event that the Private Placement is consummated, the purchase price to be paid by Appaloosa will be satisfied, in part, by and to the extent of the cancellation of all amounts, if any, outstanding under the DIP Facility. Appaloosa's obligation to purchase shares of New Common Stock in the Private Placement is conditioned upon the Private Placement Conditions. Funds received in the Private Placement by the Reorganized Debtor will be used by the Reorganized Debtor for general corporate purposes. In the event that the Private Placement fails to be consummated as a result of (i) a failure to satisfy any of the Private Placement Conditions or
(2) the occurrence of any other event not directly caused by any act or omission of Appaloosa, then all obligations of the Debtor under the DIP Facility shall become immediately due and payable in full, in Cash by the Debtor or Reorganized Debtor, as applicable, to Appaloosa.

         C. THE APPALOOSA WARRANTS. On the Effective Date, the Reorganized Debtor will issue the Appaloosa Warrants to Appaloosa pursuant to the New Warrant Agreement and Article IV, P. F of this Plan. The Appaloosa Warrants will become callable by the Reorganized Debtor at $0.01, to the extent set forth below, once the following performance targets (the "Performance Targets") have been achieved:

         1. $1.5 million worth of the Appaloosa Warrants will be callable when "net sales" (as reported in accordance with GAAP) of the Winged Set product reach $1,800,000.00.


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         2. The final $1.5 million of the Appaloosa Warrants will be callable when the Winged Set product "net sales" (as reported in accordance with GAAP) reach $4.0 million. Once a Performance Target is attained, the Appaloosa Warrants will be (i) callable by the Reorganized Debtor (solely to the extent provided above) at any time following the date that is 45 days after Appaloosa receives written notice from the Reorganized Debtor and (ii) exercisable by Appaloosa for a 30 day period following the date that Appaloosa receives written notice that a Performance Target has been attained. Total proceeds to the Reorganized Debtor if Appaloosa exercises all of the Appaloosa Warrants will be $3 million.

         D. REINCORPORATION. On the Effective Date, the Reorganized Debtor shall be reincorporated as a Delaware corporation by means of a merger with a newly created wholly owned subsidiary of the Debtor.

         E. OBJECTIONS TO CLAIMS. From and after the Effective Date, the Reorganized Debtor shall be responsible for pursuing any objections to Claims. Objections to Claims, if any, with the exception of any Claim to which an objection may be filed under Bankruptcy Code section 502(d) (as to which Claims an objection need not be filed within the time period set forth hereinafter), shall be filed with the Bankruptcy Court and served upon each holder of a Disputed Claim on or before the 120th day after the Effective Date. The Reorganized Debtor shall have the right to petition the Bankruptcy Court for an extension of such date if a complete review of all Claims cannot be completed by such date.


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         Except as otherwise set forth herein, objections to Claims which are not filed on or before the 120th day after the Effective Date are barred, precluded and may not be raised. With respect to any Claim for which no objection is filed within such time, such Claim shall be deemed an Allowed Claim for the amount specified in a timely filed proof of Claim with respect to such Claim, or, if no timely filed proof of Claim exists, in the amount specified in the Schedules, unless the Claim was specified in the Schedules as being disputed, contingent or unliquidated.

         If no timely filed proof of Claim exists, and the Claim either (i) was not listed in the Schedules or (ii) was specified in the Schedules as being disputed, contingent or unliquidated, the Claim shall be barred and no distribution shall be made thereon. With respect to any Claim for which a timely objection (which shall expressly be deemed to include any application, motion or complaint seeking subordination of a Claim) is filed (i.e., a Disputed Claim), no distribution shall be made to the holder of any such Disputed Claim, in whole or in part, until the entry of a Final Order or judgment determining the allowed amount of such Disputed Claim. Upon final determination of the allowed amount of the Disputed Claim, payment will be made to the holder of the Disputed Claim to the extent necessary to pay the allowed amount of such Claim as allowed.

         F. DEBTOR'S ACTIONS. On the Effective Date, the Reorganized Debtor shall be authorized and directed to execute and to deliver all documents and agreements and issue and deliver all securities contemplated by this Plan, including the New Common Stock and the Appaloosa Warrants.

         G. BOARD OF DIRECTORS. On and as of the Effective Date, the Board of Directors of the Reorganized Debtor shall consist of five (5) members. On the Effective Date, Appaloosa, as the majority shareholder of the Reorganized Debtor, shall have the right to appoint three (3) of the directors of the Reorganized Debtor. On the Effective Date, the two other directors shall be the Reorganized Debtor's chief executive officer and a management employee to be agreed upon by Appaloosa and the Reorganized Debtor.

         H. EMPLOYEE RETENTION. On the Effective Date, the Reorganized Debtor shall establish an equity incentive plan (the "New Equity Incentive Plan") and shall reserve for issuance thereunder 10% of the New Common Stock on a fully diluted basis (subject to dilution for shares issued in connection with the Private Placement and the Appaloosa Warrants) (approximately 1,11,271 shares). On the Effective Date, the Reorganized Debtor shall issue options and restricted stock pursuant to the New Equity Incentive Plan to certain of its then current employees to be determined by the Reorganized Debtor and Appaloosa. The exercise price of any stock options granted under the New Equity Incentive Plan on the Effective Date shall be equal to the Conversion Price. All such options will vest ratably over three years, and will be subject to acceleration in the event of an acquisition of the Reorganized Debtor by a third party. The New Equity Incentive Plan will have such other terms and conditions as agreed upon between the Debtor and Appaloosa. The solicitation of votes on this Plan shall be deemed a solicitation of the holders of New Common Stock for approval of the New Equity Incentive Plan. Entry of the order confirming this Plan shall constitute such approval and the Confirmation Order shall so provide. Grants under the New Equity incentive Plan shall not be effective until after the Effective Date.

         I. SURVIVAL OF INDEMNIFICATION AND CONTRIBUTION OBLIGATIONS. Notwithstanding anything to the contrary contained in this Plan, the obligations of the Debtor to indemnify and/or provide contribution to its present or former directors, officers, agents, employees and representatives, pursuant to the Certificate of Incorporation, By-Laws, applicable statutes or contractual obligations, in respect of all past, present and future actions, suits and proceedings against any of such directors, officers, agents, employees and representatives, based upon any act or omission related to service with, for or on behalf of the Debtor, shall not be discharged or impaired by confirmation or consummation of this Plan but shall survive unaffected by the reorganization contemplated by this Plan and shall be treated as, and deemed to be, Allowed Unsecured Claims that are unimpaired pursuant to this Plan.

                                   ARTICLE VI
                             TREATMENT OF EXECUTORY
                         CONTRACTS AND UNEXPIRED LEASES

         The Debtor will seek Bankruptcy Court approval to assume or reject any executory contracts or leases of nonresidential real property that have not been assumed or rejected as of the Confirmation Date. The Debtor will seek to assume any contracts or leases that have value or add value to other property of the Debtor. The Debtor will seek to reject any contracts or leases that are of no value to the Debtor and its estate.

                                   ARTICLE VII
                          EFFECTS OF PLAN CONFIRMATION

         A. DISCHARGE. Except as otherwise expressly provided in this Plan or the Confirmation Order, upon the occurrence of the Effective Date, the Debtor shall be discharged, effective immediately, from any Claim and any "debt" (as that term is defined in Bankruptcy Code section 101(12)), and the Debtor's liability in respect thereof shall be extinguished completely, whether reduced to judgment or not, liquidated or unliquidated, contingent or noncontingent, asserted or unasserted, fixed or not, matured or unmatured, disputed or undisputed, legal or equitable, known or unknown, that arose from any agreement of the Debtor entered into or obligation of the Debtor incurred before the Confirmation Date, or from any conduct of the Debtor prior to the Confirmation Date, or that otherwise arose before the Confirmation Date, including, without limitation, all interest accrued and expenses incurred, if any, on any such debts, whether or not a proof of claim was filed or is deemed filed under Bankruptcy Code section 501, such claim is allowed under Bankruptcy Code section 502 or the Entity holding such Claim has accepted this Plan. Without limiting the foregoing, the Debtor shall be discharged from all debts in accordance with section 1141 of the Bankruptcy Code.

         B. REVESTING. Except as otherwise expressly provided in this Plan or the Confirmation Order, on the Effective Date, without any further action, the Reorganized Debtor will be vested with all property of the estate free and clear of all Claims, liens and Interests and may operate its business and may use, acquire or dispose of its assets free and clear of any restrictions imposed by the Bankruptcy Code or the Bankruptcy Court. Except as otherwise expressly provided in this Plan or Confirmation Order, all claims against third parties on account of, and all causes of action owed to or in favor of, the Debtor (including, without limitation, any claims, rights or causes of action arising under Bankruptcy Code sections 544, 547, 548, 549 and 550) are hereby preserved and retained for enforcement solely and exclusively by and at the discretion of the Reorganized Debtor and are vested in the Reorganized Debtor on the Effective Date.

         C. RELEASES. From and after the Effective Date, each of the Releasees shall be released from any and all claims, obligations, suits, judgments, damages, rights, causes of action and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, based in whole or in part upon any act or omission, transaction, agreement, event or other occurrence taking place on or prior to the Effective Date in any way relating to, but solely to the extent relating to, the Debtor, the Case or this Plan, except for claims or liabilities (i) based upon fraud or wilful misconduct, (ii) in respect of any loan, advance or similar payment by the Debtor to any such Releasee or (iii) in respect of any contractual obligation owed by such Releasee to the Debtor.

         From and after the Effective Date, Appaloosa shall be released from any and all claims, obligations, suits, judgments, damages, rights, causes of action and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, based in whole or in part upon any act or omission, transaction, agreement, event or other occurrence taking place on or prior to the Effective Date in any way relating to, but solely to the extent relating in any way to, the Debtor, the DIP Facility, the New Purchase Agreement, the Case or this Plan.

         D. INJUNCTIONS AND STAYS. Unless otherwise provided in this Plan or the Confirmation Order, all injunctions and stays provided for in the Case pursuant to Bankruptcy Code sections 105 and 362 or otherwise in effect on the Confirmation Date, shall remain in full force and effect until the Effective Date. From and after the Effective Date, Creditors and holders of Allowed Interests are permanently enjoined from, and restrained against, commencing or continuing in any court or suit, action or other proceeding, or otherwise asserting any claim or interest, seeking to hold (a) the Debtor or the Reorganized Debtor, (b) the property of the Debtor or the Reorganized Debtor,
(c) any of the Releasees or (d) Appaloosa liable for any claim, obligation, right, interest, debt or liability that has been discharged or released pursuant to this Plan.

                                  ARTICLE VIII
                        PROVISIONS COVERING DISTRIBUTIONS

         A. TIMING OF DISTRIBUTIONS UNDER THIS PLAN. Except as other otherwise provided in this Plan and without in any way limiting this Plan, payments and distributions in respect of Allowed Claims and Allowed Interests which are required by this Plan to be made on the Effective Date shall be made by the Debtor, Reorganized Debtor or its designee.

         B. ALLOCATION OF CONSIDERATION. The aggregate consideration to be distributed to the holders of Allowed Claims in each Class under this Plan shall be treated as first satisfying an amount equal to the stated principal amount of the Allowed Claim for such holders and any remaining consideration as satisfying accrued, but unpaid, interest, if any.

         C. PAYMENT OF STATUTORY FEES. All fees payable pursuant to 28 U.S.C.Section 1930 as determined by the Bankruptcy Court at the Confirmation Hearing shall be paid by the Debtor on or before the Effective Date.

         D. FRACTIONAL SECURITIES. Notwithstanding any other provision of this Plan, only whole numbers of shares of New Common Stock will be issued or transferred, as the case may be, pursuant to this Plan. Reorganized Debtor will not distribute any factional shares of New Common Stock. For purposes of distribution, fractional shares of New Common Stock shall be rounded up to the nearest share of New Common Stock.

         E. WITHHOLDING OF TAXES. Reorganized Debtor shall withhold from any property distributed under this Plan any property which must be withheld for taxes payable by the Entity entitled to such property to the extent required by applicable law. As a condition to making any distribution under this Plan, Reorganized Debtor or its designee, as the case may be, may request that the holder of any Allowed Claim provide such holder's taxpayer identification number and such other certification as may be deemed necessary to comply with applicable tax reporting and withholding laws.

         F. RECORD DATE. As of the close of business on the Record Date, the transfer registers for the Old Common Stock maintained by the Debtor, or its respective agents, will be closed. Reorganized Debtor and its designees will have no obligation to recognize the transfer of any Old Common Stock occurring after the Record Date and will be entitled for all purposes relating to this Plan to recognize and deal only with those holders of record as of the close of business on the Record Date.

         G. PERSONS DEEMED HOLDERS OF REGISTERED SECURITIES. Except as otherwise provided herein, the Debtor, Reorganized Debtor or its designee, shall be entitled to treat the record holder of a registered security as the holder of the Claim or Interest in respect thereof for purposes of all notices, payments or other distributions under this Plan unless the Debtor, Reorganized Debtor, or its designee, as the case may be, shall have received written notice specifying the name and address of any new holder thereof (and the nature and amount of the interest of such new holder) at least ten (10) Business Days prior to the date of such notice, payment or other distribution. In the event of any dispute regarding the identify of any party entitled to any payment or distribution in respect of any Claim or Interest under this Plan, no payments or distributions will be made in respect of such Claim or Interest until the Bankruptcy Court resolves that dispute pursuant to a Final Order.

         H. CANCELLATION OF EXISTING SECURITIES AND AGREEMENTS. On the Effective Date, the Old Common Stock, and any rights, options, warrants, calls, subscriptions, or other similar rights or other agreements or commitments, contractual or otherwise, obligating the Debtor to issue, transfer, or sell any shares of Old Common Stock or any other capital stock of the Debtor shall be canceled.

                                   ARTICLE IX
              CONDITIONS TO CONFIRMATION AND EFFECTIVENESS OF PLAN

         A. CONDITIONS PRECEDENT TO ENTRY OF THE CONFIRMATION ORDER. The following conditions must occur and be satisfied or waived in accordance with P. C of this Article IX of this Plan on or before the Confirmation Date for this Plan to be confirmed on the Confirmation Date.

         1. The Confirmation Order is in form and substance reasonably acceptable to the Debtor and Appaloosa.

         B. CONDITIONS PRECEDENT TO THE EFFECTIVE DATE. The following conditions must occur and be satisfied or waived in accordance with paragraph C below on or before the Effective Date for this Plan to become effective on the Effective Date.

         1. FINAL ORDER. The Confirmation Order shall have become a Final Order;

         2. REINCORPORATION. The Reorganized Debtor shall have become incorporated in the State of Delaware and all filings required to affect such reincorporation shall have been accepted for filing by the Delaware Secretary of State;

         3. DIRECTORS AND OFFICERS' INSURANCE. The Reorganized Debtor shall have obtained directors' and officers' liability insurance in amounts deemed sufficient by Appaloosa in its sole discretion;

         4 CAP ON UNSECURED CLAIMS. Allowed unsecured claims shall not exceed $750,000; provided, that, the conditions set forth in this paragraph B4 may be waived by Appaloosa alone in its sole discretion;

         5 AUTHORIZATIONS, CONSENTS AND APPROVALS. All authorizations, consents and regulatory approvals required, if any, in connection with this Plan's effectiveness shall have been obtained.

         C. WAIVER OF CONDITIONS. With the prior written consent of Appaloosa, but not otherwise, the Debtor may waive one or more of the conditions precedent to the confirmation or effectiveness of this Plan set forth in paragraphs A and B of this Article VII of this Plan, except as otherwise set forth above.

                                    ARTICLE X
                          DEBTOR'S REQUEST PURSUANT TO
                         BANKRUPTCY CODE SECTION 1129(b)

         If all of the applicable requirements of Bankruptcy Code section 1129(a), other than section 1129(a)(8) thereof, are met with respect to this Plan, the Debtor requests that the Bankruptcy Court, pursuant to section 1129(b), confirm this Plan notwithstanding the requirements of section

1129(a)(8) if this Plan does not discriminate unfairly and is fair and equitable with respect to each class.

                                   ARTICLE XI
                RETENTION OF JURISDICTION BY THE BANKRUPTCY COURT

         Notwithstanding the entry of the Confirmation Order or the occurrence of the Effective Date, the Bankruptcy Court shall retain jurisdiction over the Case and any of the proceedings arising from, or relating to, the Case pursuant to Bankruptcy Code section 1142 and 28 U.S.C. Section 1334 to the fullest extent permitted by the Bankruptcy Code and other applicable law, including, without limitation, such jurisdiction as is necessary to ensure that the purposes and intent of this Plan are carried out. Without limiting the generality of the foregoing, the Bankruptcy Court shall retain jurisdiction for the following purposes: (a) to hear and determine any and all objections to the allowance, or requests for estimation, of Claims; (b) to consider and act on the compromise and settlement of any Claim against, or cause of action on behalf of, the Debtor and the Debtor's estate; (c) to determine any and all applications pending on the Confirmation Date for the rejection and disaffirmance, assumption or assignment of executory contracts or leases and the allowance of any Claim resulting therefrom; (d) to enter such orders as may be necessary or appropriate in connection with the recovery of the Debtor's assets or property wherever located; (e) to hear and determine any and all applications for allowance of compensation and reimbursement of expenses; (f) to hear and determine any and all controversies, suits and disputes arising under or in connection with the interpretation, implementation or enforcement of this Plan and any of the documents intended to implement the provisions of this Plan; (g) to hear and determine any and all applications, adversary proceedings, contested matters and other litigated matters pending on the Effective Date or that may be commenced thereafter as provided in this Plan; (h) to hear and determine any applications to modify any provision of this Plan to the full extent permitted by the Bankruptcy Code; (i) to correct any defect, cure any omissions or reconcile any inconsistency in this Plan, or any order of the Bankruptcy Court, including the Confirmation Order, as may be necessary to carry out the purposes and intent of this Plan; (j) to effectuate distributions under and performance of the provisions of this Plan;
(k) to hear and determine any motions or contested matters involving taxes, tax refunds, tax attributes and tax benefits and similar and related matters with respect to the Debtor relating to the administration of the Case, including, without limitation, matters involving federal, state and local taxes in accordance with Bankruptcy Code sections 346, 505 and 1146; (l) to determine such other matters and for such other purposes as may be provided in the Confirmation Order or as may from time to time be authorized under the provisions of the Bankruptcy Code or any other applicable law; (m) to enforce all orders, judgments, injunctions, releases and rulings issued or entered in connection with the Case or this Plan; (n) to enter such orders as may be necessary or appropriate in aid of confirmation and to facilitate implementation of this Plan, including, without limitation, any stay orders as may be appropriate in the event that the Confirmation Order is for any reason stayed, revoked, modified or vacated; (o) to determine any other matter not inconsistent with the Bankruptcy Code; and (p) to enter an order closing the Case.

                                   ARTICLE XII
                     MODIFICATION OR WITHDRAWAL OF THIS PLAN

         A. MODIFICATION OF THIS PLAN. This Plan may be altered, amended or modified by the Debtor, with the consent of Appaloosa, before or after the Confirmation Date, as provided in section 11127 of the Bankruptcy Code.

         B. WITHDRAWAL OF THIS PLAN. The Debtor reserves the right to revoke and withdraw this Plan at any time before the Confirmation Date. If the Debtor revokes or withdraws this Plan, then this Plan shall be deemed null and void. In such event, nothing contained herein shall be deemed to constitute a waiver or release of any claims by or against the Debtor or any other Entity or to prejudice in any manner the rights of the Debtor or any Entity in any further proceedings involving the Debtor.

                                  ARTICLE XIII
                                  MISCELLANEOUS

         A. RETIREE BENEFITS. On and after the Effective Date, to the extent required by section 1129(a)(13) of the Bankruptcy Code, Reorganized Debtor shall continue to pay all retiree benefits, if any, as the term "retiree benefits" is defined in section 1114(a) of the Bankruptcy Code, maintained or established by the Debtor prior to the Confirmation Date.

         B. GOVERNING LAW. Except to the extent the Bankruptcy Code or Bankruptcy Rules are applicable, the rights, duties and obligations arising under this Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of Connecticut.

         C. HEADINGS. The headings of the articles, paragraphs, and sections of this Plan are inserted for convenience only and shall not affect the interpretation hereof.

         D. SEVERABILITY. Should any provision in this Plan be determined to be invalid, void or unenforceable, such determination shall in no way limit, affect, impair or invalidate the enforceability and operative effect of any or all other provisions of this Plan.

         E. COMPUTATIONS. Any calculation of days shall exclude the first date and include the last date of the relevant period.

         F. MISCELLANEOUS RULES OF CONSTRUCTION. (1) The words "herein," "hereof," and other words of similar import refer to this Plan as a whole, not to any particular section, subsection or clause, unless the context requires otherwise; (2) whenever it appears appropriate from the context, each term stated in the singular or the plural includes the singular and the plural, and each pronoun stated in the masculine, feminine, or neuter includes the masculine, feminine, or neuter; (3) accounting terms not otherwise defined in this Plan shall have the meanings assigned to them under generally accepted accounting principles currently in effect; and (4) the rules of construction set forth in section 102 of the Bankruptcy Code shall apply, unless superseded herein or in the Confirmation Order.

         G. CONFIRMATION ORDER AND PLAN CONTROL. To the extent the Confirmation Order and/or this Plan is inconsistent with the Disclosure Statement, this Plan controls the Disclosure Statement, and the Confirmation Order (and any other orders of the Bankruptcy Court) controls this Plan. In the event the terms or provisions of this Plan are inconsistent with the terms and provisions of the exhibits to this Plan or documents executed in connection with this Plan, the terms of this Plan shall control.

         H. SUCCESSORS AND ASSIGNS. The rights, benefits, and obligations of any person or Entity named or referred to in this Plan shall be binding upon, and shall inure to the benefit of, the heir, executor, administrator, successor, or assign of such person or Entity.

         I. EFFECTUATING DOCUMENTS AND FURTHER TRANSACTIONS. The Debtor is authorized to execute, deliver, file, or record such documents, contracts, instruments, releases, and other agreements and take such other action as may be necessary to effectuate and further evidence the terms and conditions of this Plan.

         J. NO WAIVER. The failure of the Debtor to object to a Claim for purposes of voting on this Plan shall not be deemed a waiver of the Debtor's right to object to or examine such Claim, in whole or in part.

         K. NOTICES. All notices and requests in connection with this Plan shall be in writing and shall be hand delivered or sent by mail to:

         BIO-PLEXUS, INC.
         c/o Reid and Riege, P.C.
         One State Street
         Hartford, CT 06103
         Attention: Eric Henzy, Esq.
         Attorneys for the Debtor
                  -and-
         Paul, Hastings, Janofsky & Walker, LLP
         75 East 55th Street
         New York, New York 10022
         Attention: Madlyn Gleich Primoff, Esq.
                  -and-
         1055 Washington Boulevard, 9th Floor
         Stamford, CT 06901
         Attention: H. William Smith, Esq.
         Special Counsel for the Debtor

         Fried, Frank, Harris, Shriver & Jacobson
         One New York Plaza
         New York, NY 10004-1980
         Attention: George B. South, Esq.
         Counsel to Appaloosa Management, L.P.

         Dated at Vernon and Hartford, Connecticut, and New York, New York, this 4th day of April, 2001.

BIO-PLEXUS, INC.

By /s/ John Metz
   ____________________________
   John Metz
   Its President


REID AND RIEGE, P.C.

By /s/ Eric Henzy
   __________________________
   Eric Henzy
   Federal Bar No. ct12849
   One State Street
   Hartford, CT  06103
   (860) 278-1150
   Attorneys for Bio-Plexus, Inc.


PAUL, HASTINGS, JANOFSKY & WALKER LLP

By /s/
   ____________________________
   Madlyn Gleich Primoff
   75 East 55th Street
   New York, New York 10022
   H. William Smith
   1055 Washington Boulevard, 9th Floor
   Stamford, CT 06901
   (203) 961-7428
   Special Counsel for the Debtor

                         UNITED STATES BANKRUPTCY COURT
                             DISTRICT OF CONNECTICUT

In re                               :        Chapter 11
                                    :
BIO-PLEXUS, INC.,                   :        Case No. 01-21079 RLK
                                    :
                   Debtor.          :



                             PLAN OF REORGANIZATION


                                           Reid and Riege, P.C.
                                           One State Street
                                           Hartford, CT  06103
                                           Attorneys for the Debtor

                                           Paul, Hastings, Janofsky & Walker LLP
                                           75 East 55th Street
                                           New York, New York 10022
                                                    -and-
                                           1055 Washington Boulevard, 10th Floor
                                           Stamford, CT 06901
                                           Special Counsel for the Debtor

                                           April 4, 2001